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                                                                  Exhibit (a)(9)

                    DELTEK SYSTEMS, INC. SHAREHOLDERS APPROVE
                            GOING PRIVATE TRANSACTION

HERNDON, VA - MAY 31, 2002 - DELTEK SYSTEMS, INC. (NASDAQ: DLTK). Deltek announced that its shareholders voted today to approve the company's proposed going-private transaction at a special shareholders meeting in Herndon, Virginia.

         After the conclusion of today's vote, the going private transaction merger became effective pursuant to the Articles of Merger and Plan of Merger filed with the Virginia State Corporation Commission. With the consummation of the merger, the Buyer Group will own 100% of Deltek's common stock.

         All shares of Deltek Systems, Inc. common stock not owned by the Buyer Group will be exchanged for $7.15 cash for each share of common stock. The aggregate value of this transaction is approximately $50.1 million.

         Shareholders representing 77.9% of the total outstanding shares approved the transaction, and 3.3% voted no or abstained. Of the 12,481,026 shares actually represented and voting at the meeting, 95.9% voted for the transaction, and 4.1% voted no or abstained.

         Commenting on the transaction, Kenneth E. deLaski, President and CEO of Deltek Systems said, "The time and energy management spent on being a public company is now directed toward taking customer service and product developments to new plateaus. We will focus even more intently on developing innovative software and solutions - as well as great customer service - for project businesses and professional services firms around the globe."

         Shareholders who have held their Deltek shares in "street name" will receive payment through their accounts pursuant to arrangements between EquiServe Trust Company, N.A., Deltek's transfer agent, and The Depository Trust Company. Shareholders who do not own their Deltek shares in street name will receive by mail instructions from EquiServe on how to surrender their share certificates in exchange for the merger consideration.

         Following the effectiveness of the merger, Deltek filed today a certificate and notice of termination of registration of Deltek's common stock under the Securities Exchange Act of 1934,


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as amended. Further, as a result of the merger, Deltek's common stock has been delisted from the NASDAQ National Market System. As a result, it will no longer be possible to trade Deltek shares. Deltek shares held by persons other than members of the Buyer Group now represent the right to receive cash in the amount of $7.15 per share.

ABOUT DELTEK(R) SYSTEMS, INC.
-----------------------------

         Deltek Systems, Inc. (NASDAQ: DLTK) is the leading provider of business software, solutions and consulting to more than 7,500 professional services firms and project-based companies worldwide. Deltek's solutions encompass client relationship management and proposal automation; employee time and expense; project and resource planning, budgeting and control; accounting and billing; procurement and materials management; human resources management; and e-Business. Integrated services include premium-level customer support and software maintenance, implementation and practice management consulting, and classroom training. For more information, visit Deltek at www.deltek.com, or call 800/456-2009 in the U.S., or +44 (0) 20 7518 5010 in the U.K.

(C)2002 DELTEK SYSTEMS, INC. ALL REFERENCED TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

DELTEK CONTACT INFORMATION:
---------------------------

[ ] DELTEK PUBLIC RELATIONS: Allen Farber, Press Officer, 800/456-2009, ext. 4544; Cell: 703/598-3585; afarber@deltek.com.

[ ] DELTEK INVESTOR RELATIONS: Babette J. Aller, Investor Relations Manager, 800/456-2009, ext. 4444; baller@deltek.com.